Volaris Reports November 2024 Traffic Results:
Load Factor of 87%

Mexico City, Mexico, December 5, 2024 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its November 2024 preliminary traffic results.

In November, Volaris' ASM capacity decreased by 3.7% year-over-year due to the Pratt & Whitney engine inspections offset by fewer aircraft groundings following the return of the initial batch of inspected engines. Volaris transported 2.6 million passengers during the month with a load factor of 86.8%, a 3.0 pp decrease from last year. RPMs for the month declined by 6.9%, with Mexican domestic RPMs down 10.5%, while international RPMs were effectively flat. When comparing year-over-year RPMs and load factor results it is useful to note that our 2023 figures were impacted by the accelerating engine inspections. Last year, we had to reduce operations as engines temporarily left our fleet; today, we are gradually adding capacity as engines and aircraft return.

Enrique Beltranena, Volaris’ President and CEO, said: “Demand remains solid across the Volaris network, particularly as the domestic market continues to be resilient. Heading into the winter season, we continue strategically investing in the transborder market. In November, we added transborder capacity in preparation for the December high season, which is ramping up. We see this ramping well into the peak holiday season and will continue to manage low-season demand elasticity through capacity adjustments when necessary.” Mr. Beltranena added: “We are pleased with our strong operating figures year-to-date despite the headwinds, such as the GTF engine inspections.”

	November 2024	November 2023	Variance	YTD November 2024	YTD November 2023	Variance
RPMs (million, scheduled & charter)
Domestic	1,554	1,736	-10.5%	16,503	20,613	-19.9%
International	963	967	-0.3%	10,232	10,008	2.2%
Total	2,518	2,703	-6.9%	26,735	30,620	-12.7%
ASMs (million, scheduled & charter)
Domestic	1,688	1,867	-9.6%	18,210	23,605	-22.9%
International	1,212	1,143	6.0%	12,619	11,974	5.4%
Total	2,899	3,011	-3.7%	30,829	35,579	-13.4%
Load Factor (%, RPMs/ASMs)
Domestic	92.1%	93.0%	(0.9) pp	90.6%	87.3%	3.3 pp
International	79.5%	84.5%	(5.0) pp	81.1%	83.6%	(2.5) pp
Total	86.8%	89.8%	(3.0) pp	86.7%	86.1%	0.7 pp
Passengers (thousand, scheduled & charter)
Domestic	1,882	2,047	-8.1%	19,721	23,801	-17.1%
International	668	667	0.2%	6,991	6,883	1.6%
Total	2,550	2,714	-6.0%	26,712	30,684	-12.9%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year-over-year will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 219 and its fleet from 4 to 142 aircraft. Volaris offers more than 450 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fifteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.